Exhibit 99.11

FORM 9

NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED
SECURITIES

(or securities convertible or exchangeable into listed securities1)

Name of Listed Issuer:	Symbol(s):
Curaleaf Holdings, Inc. (the “Issuer”).	CURA

Date: December 28, 2021                 Is this an updating or amending Notice: ☐Yes ☒ No If yes provide date(s) of prior Notices:                                           .

Issued and Outstanding Securities of Issuer Prior to Issuance: 614,079,035

Pricing

Date of news release announcing proposed issuance: December 23, 2021 or

Date of confidential request for price protection: Not applicable

Closing Market Price on Day Preceding the news release: CAD $11.34 or

Day preceding request for price protection: Not applicable

Closing

Number of securities to be issued: Refer to section 2 below

Issued and outstanding securities following issuance: Refer to section 2 below

Instructions:

1.	For private placements (including debt settlement), complete tables 1A and 1B in Part 1 of this form.

2.	Complete Table 1A – Summary for all purchasers, excluding those identified in Item 8.

3.	Complete Table 1B – Related Persons only for Related Persons

4.	If shares are being issued in connection with an acquisition (either as consideration or to raise funds for a cash acquisition) please proceed to Part 2 of this form.

5.	An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10 – Notice of Proposed Transaction

6.	Post the completed Form 9 to the CSE website in accordance with Policy 6 – Distributions. In addition, the completed form must be delivered to listings@thecse.com with an appendix that includes the information in Table 1B for ALL placees.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES

September 2018

Part 1.        Private Placement – Not applicable

Table 1A – Summary

Each jurisdiction in which purchasers reside	Number of Purchasers	Price per Security	Total dollar value (CDN$) raised in the jurisdiction

Total number of purchasers:
Total dollar value of distribution in all jurisdictions:

Table 1B – Related Persons – Not applicable

Full Name & Municipality of Residence of Placee	Number of Securities Purchased or to be Purchased	Purchase price per Security (CDN$)	Conversion Price (if Applicable) (CDN$)	Prospectus Exemption	Total Securities Previously Owned, Controlled or Directed	Payment Date(1)	Describe relations -hip to Issuer (2)

1 An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10.

1.	Total amount of funds to be raised:	.

2.	Provide full details of the use of the proceeds. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES

September 2018

3.	Provide particulars of any proceeds which are to be paid to Related Persons of the Issuer:__________________________________________________________________________________________________________
______________________________________________________________________________________________________________.

4.	If securities are issued in forgiveness of indebtedness, provide details of the debt agreement(s) or and the agreement to exchange the debt for securities.

5.	Description of securities to be issued:

(a)	Class .

(b)	Number .

(c)	Price per security .

(d)	Voting rights

6.	Provide the following information if warrants, (options) or other convertible securities are to be issued:

(a)	Number .

(b)	Number of securities eligible to be purchased on exercise of warrants (or options) .

(c)	Exercise price .

(d)	Expiry date .

7.	Provide the following information if debt securities are to be issued:

(a)	Aggregate principal amount .

(b)	Maturity date .

(c)	Interest rate .

(d)	Conversion terms .

(e)	Default provisions .

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES

September 2018

8.	Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the placement (including warrants, options, etc.):

(a)	Details of any dealer, agent, broker or other person receiving compensation in connection with the placement (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): .

(b)	Cash .

(c)	Securities .

(d)	Other .

(e)	Expiry date of any options, warrants etc. .

(f)	Exercise price of any options, warrants etc. .

9.

State whether the sales agent, broker, dealer or other person receiving compensation in connection with the placement is Related Person or has any other relationship with the Issuer and provide details of the relationship

                                                                                                                                                                                                                            .

10.	Describe any unusual particulars of the transaction (i.e. tax “flow through” shares, etc.). .

11.	State whether the private placement will result in a change of control. .

12.	Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders. .

13.	Each purchaser has been advised of the applicable securities legislation restricted or seasoning period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period required by National Instrument 45-102 Resale of Securities.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES

September 2018

Part 2.         Acquisition

1.	Provide details of the assets to be acquired by the Issuer (including the location of the assets, if applicable). The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material: The Issuer has entered into a definitive agreement to acquire Natural Remedy Patient Center, LLC ("Natural Remedy"), a Stafford, Arizona dispensary, in a cash and share transaction valued at approximately USD $13 million. The transaction is expected to close in January 2022, subject to customary approvals and conditions. Natural Remedy has operated in Stafford, Arizona for over five years and is currently the only operating dispensary in Graham County.

2.	Provide details of the acquisition including the date, parties to and type of agreement (eg: sale, option, license etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the acquisition without reference to any other material: On December 23, 2021, the Issuer and CLF AZ Management, LLC, a wholly- owned subsidiary of the Issuer (the “Purchaser”) entered into a Membership Interest Purchase Agreement with NRPC Management LLC (the “Target”), Natural Remedy Patient Center, LLC, WWC I, LLC (“Seller”) and AZO Holdings, LLC (the “Purchase Agreement”) whereby the Purchaser agreed to purchase all of the outstanding membership interests of the Target from the Seller, in exchange for a combination of cash and Subordinate Voting Shares of the Issuer, as more fully described below.

The total consideration payable under the Purchase Agreement is expected to total USD $13 million and is composed of:

•	USD $1 million payable at closing of the transactions contemplated by the Purchase Agreement (“Closing”) in Subordinate Voting Shares (the “Share Consideration”);

•	a payment in cash on Closing equal to the Estimated Purchase Price (as defined in the Purchase Agreement, less the amount of the Share Consideration and less the Holdback Amount (the “Closing Cash Consideration”) expected to be approximately USD $10 million;

the whole subject to customary pre-closing and post-closing adjustments for working capital of the Target.

In addition, the Purchaser will hold back from the Closing Cash Consideration an amount of USD $2 million (the “Holdback Amount”) retained from the Purchase Price which shall be paid to the Seller only upon satsifactory final settlement or non-appealable judgment of certain specified legal proceedings.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES

September 2018

3.	Provide the following information in relation to the total consideration for the acquisition (including details of all cash, securities or other consideration) and any required work commitments:

(a)	Total aggregate consideration in Canadian dollars: Approximately CAD $16.725 million, equivalent to USD $13 million using the Bank of Canada’s exchange rate of USD $1.00 for CDN $1.2865 as of December 23, 2021.

(b)	Cash: Approximately USD $10 million.

(c)	Securities (including options, warrants etc.) and dollar value: USD $1 million in Subordinate Voting Shares payable on Closing.

(d)	Other: Not applicable.

(e)	Expiry date of options, warrants, etc. if any: Not applicable.

(f)	Exercise price of options, warrants, etc. if any: Not applicable.

(g)	Work commitments: Not applicable.

4.	State how the purchase or sale price was determined (e.g. arm’s-length negotiation, independent committee of the Board, third party valuation etc).

Arm’s length negotiation.

5.	Provide details of any appraisal or valuation of the subject of the acquisition known to management of the Issuer: Not applicable.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES

September 2018

6.	The names of parties receiving securities of the Issuer pursuant to the acquisition and the number of securities to be issued are described as follows:

Name of Party (If not an individual, name all insiders of the Party)	Number and Type of Securities to be Issued	Dollar value per Security (CDN$)	Conversion price (if applicable)	Prospectus Exemption	Total Securities, Previously Owned, Controlled or Directed by Party	Describe relationship to Issuer(1)
WWC I, LLC	An aggregate number of Subordinate Voting Shares having a value equal to USD $1 million (determined in accordance with the Purchase Agreement).	The price per Subordinate Voting Shares as determined in accordance with the Purchase Agreement on Closing	Not applicable	Section 3 of BC Instrument 72-503	Nil	Arm’s length party

(1) Indicate if Related Person

7.	Details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired: Customary legal due diligence, including customary litigation searches, as well as customary representations and warranties and disclosures included in the Purchase Agreement.

8.	Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the acquisition (including warrants, options, etc.):

(a)	Details of any dealer, agent, broker or other person receiving compensation in connection with the acquisition (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): Not applicable.

(b)	Cash: Not applicable.

(c)	Securities: Not applicable.

(d)	Other: Not applicable.

(e)	Expiry date of any options, warrants etc.: Not applicable.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES

September 2018

(f)	Exercise price of any options, warrants etc.: Not applicable.

9.	State whether the sales agent, broker or other person receiving compensation in connection with the acquisition is a Related Person or has any other relationship with the Issuer and provide details of the relationship. Not applicable.

10.	If applicable, indicate whether the acquisition is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months. Not applicable.

This document contains forward–looking statements and forward–looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this document contains forward–looking statements and information concerning the completion of the acquisition of Natural Remedy and its impacts on the combined business and financial performance of Curaleaf and Natural Remedy. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Issuer with respect to the matter described in this document. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of document and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, amongst other risk factors, the ability of Curaleaf to successfully complete the acquisition of Natural Remedy and successfully integrate the business of Natural Remedy and their respective corporate cultures; the potential delays or failures to receive required regulatory approvals; and the risks that actual financial results of Natural Remedy will not meet expectations. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Issuer’s latest annual information form filed April 28, 2021, which is available under the Issuer's SEDAR profile at http://www.sedar.com, and in other filings that the Issuer has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this document and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward looking statements contained in this document.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES

September 2018

Certificate of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.

2.	As of the date hereof there is not material information concerning the Issuer which has not been publicly disclosed.

3.	the Issuer has obtained the express written consent of each applicable individual to:

(a)	the disclosure of their information to the Exchange pursuant to this Form or otherwise pursuant to this filing; and

(b)	the collection, use and disclosure of their information by the Exchange in the manner and for the purposes described in Appendix A or as otherwise identified by the Exchange, from time to time

4.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CSE Policy 1).

5.	All of the information in this Form 9 Notice of Issuance of Securities is true.

Dated December 28, 2021.

Peter Clateman
Name of Director or Senior Officer

(signed) Peter Clateman
Signature

Chief Legal Officer
Official Capacity

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES

September 2018

Appendix A

PERSONAL INFORMATION COLLECTION POLICY REGARDING FORM 9

The Canadian Securities Exchange and its subsidiaries, affiliates, regulators and agents (collectively, “CSE or the “Exchange”) collect and use the information (which may include personal or other information) which has been provided in Form 9 for the following purposes:

•	To determine whether an individual is suitable to be associated with a Listed Issuer;

•	To determine whether an issuer is suitable for listing;

•	To determine whether allowing an issuer to be listed or allowing an individual to be associated with a Listed Issuer could give rise to investor protection concerns or could bring the Exchange into disrepute;

•	To conduct enforcement proceedings;

•	To ensure compliance with Exchange Requirements and applicable securities legislation; and

•	To fulfil the Exchange’s obligation to regulate its marketplace.

The CSE also collects information, including personal information, from other sources, including but not limited to securities regulatory authorities, law enforcement and self-regulatory authorities, regulation service providers and their subsidiaries, affiliates, regulators and agents. The Exchange may disclose personal information to these entities or otherwise as provided by law and they may use it for their own investigations.

The Exchange may use third parties to process information or provide other administrative services. Any third party will be obliged to adhere to the security and confidentiality provisions set out in this policy.

All personal information provided to or collected by or on behalf of The Exchange and that is retained by The Exchange is kept in a secure environment. Only those employees who need to know the information for the purposes listed above are permitted access to the information or any summary thereof. Employees are instructed to keep the information confidential at all times.

Information about you that is retained by the Exchange and that you have identified as inaccurate or obsolete will be corrected or removed.

If you wish to consult your file or have any questions about this policy or our practices, please write the Chief Privacy Officer, Canadian Securities Exchange, 220 Bay Street – 9th Floor, Toronto, ON, M5J 2W4.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES

September 2018